UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                            DANA HOLDING CORPORATION
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   235825 20 5
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                             Mr. Jeffrey A. Gelfand
                       Centerbridge Capital Partners, L.P.
                                 375 Park Avenue
                                   12th Floor
                               New York, NY 10152
                                 (212) 672-5000
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Jeffrey R. Poss, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 1, 2008
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 235825 20 5
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Centerbridge Capital Partners, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                17,897,127 (1)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                17,897,127 (1)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            17,897,127 (1)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.31% (2)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

(1) Represents shares of common stock issuable upon conversion of 2,360,631 shares of Series A Convertible Preferred Stock convertible beginning on July 31, 2008 for the number of Shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price. The initial conversion price is $13.19, subject to certain adjustments contained in the Issuer's Certificate of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock included as Exhibit A to the Issuer's Restated Certificate of Incorporation.

(2) Calculated based upon 98,979,254 shares of common stock outstanding as of May 1, 2008, as disclosed in the issuer's quarterly report on Form 10-Q for the quarter ended March 31, 2008. Assumes that all shares of Series A Convertible Preferred Stock beneficially owned by the reporting person are converted and added to the total number of shares of common stock then outstanding.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 235825 20 5
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Centerbridge Associates, L.P.              I.R.S. #
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                18,953,753 (3)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                18,953,753 (3)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,953,753 (3)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.07% (4)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

(3) Represents shares of common stock issuable upon conversion of 2,500,000 shares of Series A Convertible Preferred Stock convertible beginning on July 31, 2008 for the number of Shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price. The initial conversion price is $13.19, subject to certain adjustments contained in the Issuer's Certificate of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock included as Exhibit A to the Issuer's Restated Certificate of Incorporation. Of such 2,500,000 shares of Series A Convertible Preferred Stock, 2,360,631 are held by Centerbridge Capital Partners, L.P, 83,810 are held by Centerbridge Capital Partners Strategic, L.P., 50,559 are held by Centerbridge Capital Partners SBS, L.P. and 5,000 are held by Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge Associates, L.P. is the general partner of Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P. and Centerbridge Capital Partners B Co-Investment, L.P.

(4) Calculated based upon 98,979,254 shares of common stock outstanding as of May 1, 2008, as disclosed in the issuer's quarterly report on Form 10-Q for the quarter ended March 31, 2008. Assumes that all shares of Series A Convertible Preferred Stock beneficially owned by the reporting person are converted and added to the total number of shares of common stock then outstanding.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 235825 20 5
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Centerbridge GP Investors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                18,953,753 (5)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                18,953,753 (5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,953,753 (5)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.07% (6)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- --------------------------------------------------------------------

(5) Represents shares of common stock issuable upon conversion of 2,500,000 shares of Series A Convertible Preferred Stock convertible beginning on July 31, 2008 for the number of Shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price. The initial conversion price is $13.19, subject to certain adjustments contained in the Issuer's Certificate of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock included as Exhibit A to the Issuer's Restated Certificate of Incorporation. Of such 2,500,000 shares of Series A Convertible Preferred Stock, 2,360,631 are held by Centerbridge Capital Partners, L.P, 83,810 are held by Centerbridge Capital Partners Strategic, L.P., 50,559 are held by Centerbridge Capital Partners SBS, L.P. and 5,000 are held by Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge Associates, L.P. is the general partner of Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., Centerbridge Capital Partners SBS, L.P. and Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge GP Investors, LLC is the general partner of Centerbridge Associates, L.P.

(6) Calculated based upon 98,979,254 shares of common stock outstanding as of May 1, 2008, as disclosed in the issuer's quarterly report on Form 10-Q for the quarter ended March 31, 2008. Assumes that all shares of Series A Convertible Preferred Stock beneficially owned by the reporting person are converted and added to the total number of shares of common stock then outstanding.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 235825 20 5
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Mark T. Gallogly
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                18,953,753 (7)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                18,953,753 (7)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,953,753 (7)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.07% (8)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- --------------------------------------------------------------------

(7) Represents shares of common stock issuable upon conversion of 2,500,000 shares of Series A Convertible Preferred Stock convertible beginning on July 31, 2008 for the number of Shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price. The initial conversion price is $13.19, subject to certain adjustments contained in the Issuer's Certificate of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock included as Exhibit A to the Issuer's Restated Certificate of Incorporation. Of such 2,500,000 shares of Series A Convertible Preferred Stock, 2,360,631 are held by Centerbridge Capital Partners, L.P, 83,810 are held by Centerbridge Capital Partners Strategic, L.P., 50,559 are held by Centerbridge Capital Partners SBS, L.P. and 5,000 are held by Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge Associates, L.P. is the general partner of Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P. , Centerbridge Capital Partners SBS, L.P. and Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge GP Investors, LLC is the general partner of Centerbridge Associates, L.P. Mr. Gallogly is a managing member of Centerbridge GP Investors, LLC. Mr. Gallogly disclaims beneficial ownership of all 2,500,000 shares and this Schedule 13D shall not be construed as an admission that he is, for any or all purposes, the beneficial owner of the securities covered by this
Schedule 13D.

(8) Calculated based upon 98,979,254 shares of common stock outstanding as of May 1, 2008, as disclosed in the issuer's quarterly report on Form 10-Q for the quarter ended March 31, 2008. Assumes that all shares of Series A Convertible Preferred Stock beneficially owned by the reporting person are converted and added to the total number of shares of common stock then outstanding.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 235825 20 5
----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Jeffrey Aronson
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                        (a) [ ]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                18,953,753 (9)
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                18,953,753 (9)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,953,753 (9)
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                             [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.07% (10)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- --------------------------------------------------------------------

(9) Represents shares of common stock issuable upon conversion of 2,500,000 shares of Series A Convertible Preferred Stock convertible beginning on July 31, 2008 for the number of Shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price. The initial conversion price is $13.19, subject to certain adjustments contained in the Issuer's Certificate of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock included as Exhibit A to the Issuer's Restated Certificate of Incorporation. Of such 2,500,000 shares of Series A Convertible Preferred Stock, 2,360,631 are held by Centerbridge Capital Partners, L.P, 83,810 are held by Centerbridge Capital Partners Strategic, L.P., 50,559 are held by Centerbridge Capital Partners SBS, L.P. and 5,000 are held by Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge Associates, L.P. is the general partner of Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P. , Centerbridge Capital Partners SBS, L.P. and Centerbridge Capital Partners B Co-Investment, L.P. Centerbridge GP Investors, LLC is the general partner of Centerbridge Associates, L.P. Mr. Aronson is a managing member of Centerbridge GP Investors, LLC. Mr. Aronson disclaims beneficial ownership of all 2,500,000 shares and this Schedule 13D shall not be construed as an admission that he is, for any or all purposes, the beneficial owner of the securities covered by this
Schedule 13D.

(10) Calculated based upon 98,979,254 shares of common stock outstanding as of May 1, 2008, as disclosed in the issuer's quarterly report on Form 10-Q for the quarter ended March 31, 2008. Assumes that all shares of Series A Convertible Preferred Stock beneficially owned by the reporting person are converted and added to the total number of shares of common stock then outstanding.

Item 1.   Security and Issuer.

     This statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value $0.01 per share (the "Shares"), of Dana Holding Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4500 Dorr Street, Toledo, Ohio, 43615.

     The information set forth in the Exhibits to this Schedule 13D is hereby expressly incorporated herein by reference, and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

Item 2.   Identity and Background.

     The person filing this statement is Centerbridge Capital Partners, L.P. ("Partners"). Partners is filing this Schedule 13D on behalf of itself, its general partner, Centerbridge Associates, L.P. ("Associates"), Associates' general partner, Centerbridge GP Investors, LLC ("Investors") and the managing members of Investors, Mark T. Gallogly and Jeffrey Aronson (collectively, the "Reporting Persons"). The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Act is filed herewith as Exhibit 1. The business address of each Reporting Person is 375 Park Avenue, 12th Floor, New York, New York 10152.

     None of the Reporting Persons has ever been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Messrs. Gallogly and Aronson are United States citizens.

Item 3.   Source and Amount of Funds or Other Consideration.

     All of the funds used to purchase the shares of Series A Convertible Preferred Stock described in this Schedule 13D came from the working capital of the Reporting Persons.

Item 4.   Purpose of Transaction.

     On January 31, 2008 (the "Effective Date"), Dana Corporation ("Prior Dana"), together with certain of its affiliates (each, a "Debtor" and collectively, the "Debtors") consummated the transactions contemplated by the Debtors' Third Amended Joint and Consolidated Plan of Reorganization, dated October 23, 2007 (as it has been amended, modified, and supplemented, the "Plan"), under chapter 11 of the Bankruptcy Code (the "Code"), as confirmed by the order of the United States Bankruptcy Court for the Southern District of New York on December 26, 2007. For detailed information regarding the Plan, reference is made to Item 1.03 of Prior Dana's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 27, 2007. The Issuer is the successor registrant to Prior Dana pursuant to Rule 12g-3 under the Act.

     Pursuant to the Plan, the Issuer issued 2,500,000 shares of its Series A Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), and 5,400,000 shares of its Series B Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock" and together with the Series A Preferred Stock, the "Preferred Stock") on the Effective Date. Pursuant to an Investment Agreement among the Issuer, CBP Parts Acquisition Co. LLC, a Delaware limited liability company ("CBP"), and Partners dated July 26, 2007, as assigned in part to Centerbridge Capital Partners Strategic, L.P. ("Strategic") and Centerbridge Capital Partners SBS, L.P. ("SBS" and, together with Partners and Strategic, the "Purchasers") by an Assignment and Assumption Agreement by and among

CBP and the Purchasers dated September 10, 2007, and as amended by the First Amendment to Investment Agreement among the Purchasers and the Issuer dated December 7, 2007 (the "Investment Agreement"), the 2,500,000 shares of the Series A Preferred Stock were issued to the Purchasers as follows:

          o    2,363,621 were purchased by Partners;

          o    83,917 were purchased by Strategic; and

          o    52,462 were purchased by SBS

for an aggregate purchase price of $250 million, less a commitment fee of $2.5 million and expense reimbursement of $5 million, resulting in net proceeds to the Issuer of $242.5 million. On February 6, 2008, Partners, Strategic and SBS sold 2,990 shares, 107 shares and 1,903 shares, respectively, to Centerbridge Capital Partners B Co-Investment, L.P. ("B Co-Investment"). The shares of Series A Preferred Stock are convertible into Shares beginning on July 31, 2008 for the number of Shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price. The initial conversion price is $13.19, subject to certain adjustments contained in the Issuer's Certificate of Designation of 4.0% Series A Convertible Preferred Stock and 4.0% Series B Convertible Preferred Stock included as Exhibit A to the Issuer's Restated Certificate of Incorporation (the "Preferred Terms"). In addition, in the event that the per share closing sales price of the Shares exceeds the mandatory conversion trigger price in effect, as determined at that time, for at least 20 consecutive trading days beginning on or after the fifth anniversary of the Effective Date, the Issuer will be able to cause the conversion of all, but not less than all, of the Preferred Stock.

     Initial Board Rights

     Pursuant to the Plan and Investment Agreement, the initial Board of Directors of the Issuer was set at nine members, to be selected as follows:

          o four Directors chosen by Partners, one of whom is required to be independent of the Issuer in accordance with the standards of the New York Stock Exchange ("NYSE") and one of whom is required to be independent of Partners in accordance with such standards, determined as if they were directors of Partners and Partners was a company whose securities are listed on the NYSE;

          o three Directors chosen by the official committee of the unsecured creditors (the "Creditors' Committee"), each of whom must be NYSE-independent of the Issuer;

          o one Director, who must be NYSE-independent of the Issuer, chosen by the Creditors' Committee from a list of three candidates provided by Partners; provided, however, if none of the candidates on the list were reasonably satisfactory to the Creditors' Committee, Partners would select the names of additional candidates until the name of a candidate reasonably satisfactory to the Creditors' Committee was selected and, at any time during that process, the Creditors' Committee was permitted to offer its own list, which would be subject to the same process; and

          o    the Chief Executive Officer of Prior Dana.

On the Effective Date and pursuant to the Plan, the following individuals were appointed members of the Issuer's Board of Directors: Michael J. Burns, Gary L. Convis, John M. Devine, Mark T. Gallogly, Richard A. Gephardt, Stephen J. Girsky, Terrence J. Keating, Mark A. Schulz and Jerome B. York. Messrs. Devine, Gallogly, Girsky and Schulz were selected to be Directors of the Company by Partners, and Messrs. Gephardt, Keating and York were selected by the Creditors' Committee. Mr. Convis was selected jointly by Partners and the Creditors' Committee. Mr. Burns resigned as Chairman, Chief Executive Officer, director and from all positions held with the Company and its subsidiaries, as of the close of business on the Effective Date. Mr. Devine served as Executive Chairman and Acting Chief Executive Officer from the Effective Date through April 2008. On

April 16, 2008, Mr. Convis was appointed Chief Executive Officer and President. Mr. Devine remains Executive Chairman.

     The Investment Agreement is filed herewith as Exhibits 2, 2.1 and 2.2. The foregoing description of the Investment Agreement is qualified in its entirety by reference to the full text of such document, which is incorporated herein by reference.

     Material Preferred Stock Terms

     The Preferred Stock will be entitled to dividends at an annual rate of 4%, payable quarterly in cash. The shares will have equal voting rights and will vote together as a single class with the Shares on an as-converted basis, except that the Series A Preferred Stock will be entitled to vote as a separate class to elect three directors as described in the following paragraph. For purposes of liquidation, dissolution or winding up of the Issuer, the Preferred Stock will rank senior to any other class or series of capital stock of the Issuer, the terms of which are not expressly senior to or pari passu with the Preferred Stock.

     Beginning at the first annual meeting of stockholders of the Issuer following the Effective Date, and for as long as the Purchasers own at least $125 million of the Series A Preferred Stock, the Issuer's Board of Directors will be composed of nine members, as follows: (i) three directors (one of whom must be independent of both the Issuer and the Purchasers) designated by the Purchasers and elected by holders of the Series A Preferred Stock, (ii) one director who must be independent of both the Company and the Purchasers nominated by a special purpose nominating committee composed of two designees of the Purchasers and one other Board member pursuant to the Shareholders Agreement (as defined below), and (iii) five directors nominated by the Issuer's Board of

Directors and elected by the holders of the Issuer's voting stock. With the exception of the three directors elected by holders of the Series A Preferred Stock, the remaining directors will be elected by holders of the Shares and any other class of capital stock entitled to vote in the election of directors (including the Preferred Stock), voting together as a single class at each meeting of stockholders held for the purpose of electing directors. Holders of Preferred Stock will also have the right to elect two directors in the event that six quarterly dividends on the Preferred Stock are accrued but unpaid.

     The Issuer's Restated Certificate of Incorporation, including the Preferred Terms, is filed herewith as Exhibit 3. The foregoing description of the Preferred Terms is qualified in its entirety by reference to the full text of such document, which is incorporated herein by reference.

     Shareholders Agreement

     On the Effective Date, the Issuer and the Purchasers entered into a Shareholders Agreement (the "Shareholders Agreement") containing, among other things, the rights and restrictions described below.

     The Purchasers are limited for ten years from the Effective Date in their ability to acquire additional Shares if they would own more than 30% of the voting power of the Issuer's equity securities after such acquisition, or to take other actions to control the Issuer after the Effective Date without the consent of a majority of the Issuer's Board of Directors (excluding directors designated by the holders of Series A Preferred Stock or nominated by the Issuer's Series A Nominating Committee for election by the holders of Shares), including publicly proposing, announcing or otherwise disclosing an intent to propose, or entering into an agreement with any person for, (i) any form of business combination, acquisition or other transaction relating to the Issuer or any of its subsidiaries, (ii) any form of restructuring, recapitalization or similar transaction with respect to the Issuer or any of its subsidiaries, or
(iii) any demand to amend, waive or terminate the standstill provision in the Shareholders Agreement. The Purchasers have also agreed that they will not otherwise act, alone or in concert with others, to seek or to offer to control or influence the management, Board of Directors or policies of the Issuer or its subsidiaries.

     Until such time as the Purchasers no longer beneficially own at least 50% of the shares of Series A Preferred Stock outstanding at such time, holders of Preferred Stock have preemptive rights sufficient to prevent dilution of ownership interests of such holders with respect to issuances of new shares of capital stock of the Issuer, other than certain issuances to employees, directors or consultants of the Issuer or in connection with certain business acquisitions. Such preemptive rights require that such ownership interests must be offered by the Issuer on the same terms and purchase price as the new shares of capital stock to which such rights relate.

     For a period of three years, so long as the Purchasers own Series A Preferred Stock having a liquidation preference of at least $125 million, the Purchasers' approval will be required for the Issuer to do any of the following:

          o enter into material transactions with directors, officers or 10% stockholders (other than officer and director compensation arrangements);

          o issue debt or equity securities senior to or pari passu with the Series A Preferred Stock other than in connection with certain refinancings;

          o    issue equity at a price below fair market value;

          o amend the Issuer's bylaws in a manner that materially changes the rights of the Purchasers or stockholders generally or amend the charter (or similar constituent documents) of the Issuer;

          o subject to certain limitations, take any actions that would result in share repurchases or redemptions involving cash payments in excess of $10 million in any 12-month period;

          o effect a merger or similar transaction that results in the transfer of 50% or more of the outstanding voting power of the Issuer, a sale of all or substantially all of the Issuer's assets or any other form of corporate reorganization in which 50% or more of the outstanding shares of any class or series of capital stock of the Issuer is exchanged for or converted into cash, securities or property of another business organization;

          o    voluntarily or involuntarily liquidate the Issuer; or

          o pay cash dividends on account of the Shares or any other stock that ranks junior to or on parity with the Series A Preferred Stock, including the Series B Preferred Stock (other than the stated 4% dividend on the Series B Preferred Stock).

     The Purchasers' approval rights above are subject to override by a vote of two-thirds of the Issuer's voting securities not owned by the Purchasers or any of their affiliates, and its approval rights for dividends and the issuance of senior or pari passu securities will end no later than the third anniversary of the Effective Date and may end after the first anniversary of the Effective Date if certain financial ratios relating to the Issuer are met.

     In the event that the Purchasers and their affiliates at any time own in excess of 40% of the issued and outstanding voting securities of the Issuer, on an as-converted basis, Purchasers have agreed that all voting securities in excess of such 40% threshold will be voted in the same proportion that the Issuer's other stockholders vote their voting securities with respect to the applicable proposal.

     The Shareholders Agreement is filed herewith as Exhibit 4. The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the full text of such document, which is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

     (a) Pursuant to Rule 13d-3 under the Act, Investors and Messrs. Gallogly and Aronson may each be deemed the beneficial owner of the Shares issuable upon conversion of 2,500,000 shares of Series A Preferred Stock convertible beginning on July 31, 2008 for the number of Shares obtained by dividing the aggregate liquidation preference of such shares ($100 per share) by the then-effective conversion price. The initial conversion price is $13.19, subject to certain adjustments contained in the Preferred Terms. Of such 2,500,000 shares of Series A Preferred Stock, 2,360,631 are held by Partners, 83,810 are held by Strategic, 50,559 are held by SBS and 5,000 are held by B Co-Investment. Associates is the general partner of Partners, Strategic, SBS and B Co-Investment. Investors is the general partner of Associates. Messrs. Aronson and Gallogly are each managing members of Investors. Messrs. Aronson and Gallogly each disclaim beneficial ownership of all shares held by the Reporting Persons and this
Schedule 13D shall not be construed as an admission that Messrs. Aronson and Gallogly are, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D. Partners will be the beneficial owner of the Shares issuable upon conversion of the 2,360,631 shares of Series A Preferred Stock held by it.

     (b) The disclosure contained in Item 5(a) is hereby incorporated herein by reference.

     (c) On January 31, 2008, Partners acquired 2,363,621 shares of Series A Preferred Stock, Strategic acquired 83,917 shares of Series A Preferred Stock and SBS acquired 52,462 shares of Series A Preferred Stock. On February 6, 2008, Partners, Strategic and SBS sold 2,990 shares, 107 shares and 1,903 shares, respectively, to B Co-Investment. None of the Reporting Persons has purchased or sold Shares during the past sixty (60) days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

     The disclosure contained in Item 4 is hereby incorporated herein by reference.

     Registration Rights Agreement

     On the Effective Date, the Purchasers and the Issuers entered into a registration rights agreement with the Issuer (the "Registration Rights Agreement"). The Registration Rights Agreement provides registration rights for the shares of Series A Preferred Stock and certain other equity securities of the Company.

     Under the Registration Rights Agreement, holders collectively holding more than 50% of the securities registrable thereunder (the "Registrable Securities") have demand registration rights to request that the Issuer use its reasonable best efforts to effect the registration of the Registrable Securities held by such requesting holders under the Registration Rights Agreement, plus the Registrable Securities of any other holder giving the Issuer a timely request to join in such registration (a "Demand Registration"). Until such time as the Issuer is qualified to register the Registrable Securities on a registration statement on Form S-3, the parties under the Registration Rights Agreement are allowed only one Demand Registration, and demand registration rights are assignable to transferees of Registrable Securities that agree to be bound by the provisions thereof. A registration shall not be counted as a Demand Registration if holders of less than 90% of the Registrable Securities are permitted to participate in such registration.

     Additionally, under the Registration Rights Agreement, if the Issuer proposes to register any of its equity securities for its own account or for the account of other stockholders, then the Issuer must provide the holders of the Registrable Securities with piggyback registration rights to have their Registrable Securities included in such registration statement (in the case of an underwritten offering, pro rata after the securities that the Issuer is registering) (a "Piggyback Registration"). Once the Issuer qualifies to use a registration statement on Form S-3 to register the Registrable Securities, the holders will be allowed up to four additional Demand Registrations thereunder.

     The Issuer is not required to effect either a Demand Registration or a Piggyback Registration under the following circumstances if: (i) the Issuer would have to consent to service of process to effect the registration; (ii) the Registrable Securities requested to be included in the registration have an aggregate public offering price (before any underwriting discounts and commissions) below $25 million; (iii) the Issuer is actively pursuing another registration of its securities (other than with respect to an employee benefit plan or the registration of securities in a transaction pursuant to Rule 145 of the Securities Act of 1933 (the "Securities Act")); or (iv) the Issuer determines the Demand Registration would be seriously detrimental to the Issuer or its stockholders; provided, that each of the circumstances specified in (iii) and (iv) above may be used to delay a registration under the Registration Rights Agreement only once in any 12-month period. The Issuer is also not required to effect a Demand Registration on Form S-3 within 180 days of the effective date of the most-recent Demand Registration on Form S-3 in which the particular holder under the Registration Rights Agreement could have participated.

     Under the Registration Rights Agreement, the Issuer has further agreed to keep each Demand Registration and any Piggyback Registrations effective for 90 days. Holders will be required to make certain representations to the Issuer (as described in the Registration Rights Agreement) in order to participate in either a Demand Registration or a Piggyback Registration. Holders will also be required to deliver certain information to be used in connection with either a Demand Registration or Piggyback Registration to have their Registrable Securities included in such registrations. The Registration Rights Agreement contains other customary provisions, including customary indemnification provisions regarding the Issuer and the holders.

     The Registration Rights Agreement is filed as Exhibit 5 filed herewith. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such document, which is incorporated herein by reference.

     Other than as described in this statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

     1.   Joint Filing Agreement (filed herewith).

     2. Investment Agreement dated as of July 26, 2007 by and among Centerbridge Capital Partners, L.P., CBP Parts Acquisition Co. LLC and Dana Corporation (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Dana Corporation on July 31, 2007)

     2.1 Assignment and Assumption Agreement dated as of September 10, 2007 by and among Centerbridge Capital Partners, L.P., CBP Parts Acquisition Co. LLC, Centerbridge Capital Partners Strategic, L.P. and Centerbridge Capital Partners SBS, L.P. (filed herewith)

     2.2 First Amendment to Investment Agreement dated as of December 7, 2007, by and among Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P., as successor by assignment from CBP Parts Acquisition Co. LLC, Centerbridge Capital Partners SBS, L.P., as successor by assignment from CBP Parts Acquisition Co. LLC, and Dana Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Dana Corporation on December 27, 2007)

     3. Restated Certificate of Incorporation of Dana Holding Corporation (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 8-A filed by Dana Holding Corporation on January 31,
          2008).

     4 Shareholders Agreement, dated as of January 31, 2008, by and among Dana Holding Corporation and Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P. and Centerbridge Capital Partners SBS, L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Dana Holding Corporation on February 6, 2008)

     5. Registration Rights Agreement, dated as of January 31, 2008, by and among Dana Holding Corporation and Centerbridge Capital Partners, L.P., Centerbridge Capital Partners Strategic, L.P. and Centerbridge Capital Partners SBS, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Dana Holding Corporation on February 6, 2008)

                                   SIGNATURES

     After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2008
                                        CENTERBRIDGE CAPITAL PARTNERS, L.P.

                                             By:  Centerbridge Associates,
                                        L.P., its General Partner

                                             By:  Centerbridge GP Investors,
                                        LLC, its General Partner

                                        By: /s/ Jeffrey A. Gelfand
                                            ------------------------------------

                                        Name:   Jeffrey A. Gelfand

                                        Title:  Authorized Person

                                        CENTERBRIDGE ASSOCIATES, L.P.

                                             By:  Centerbridge GP Investors,
                                        LLC, its General Partner

                                        By: /s/ Jeffrey A. Gelfand
                                            ------------------------------------

                                        Name:   Jeffrey A. Gelfand

                                        Title:  Authorized Person

                                        CENTERBRIDGE GP INVESTORS, LLC

                                        By: /s/ Jeffrey A. Gelfand
                                            ------------------------------------

                                        Name:   Jeffrey A. Gelfand

                                        Title:  Authorized Person


                                        /s/ Mark T. Gallogly
                                        ----------------------------------------

                                        MARK T. GALLOGLY

                                        /s/ Jeffrey Aronson
                                        ----------------------------------------

                                        JEFFREY ARONSON

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1      Joint Filing Agreement.

Exhibit 2.1 Assignment and Assumption Agreement dated September 10, 2007, by and among Centerbridge Capital Partners, L.P., CBP Parts Acquisition Co. LLC, Centerbridge Capital Partners Strategic, L.P. and Centerbridge Capital Partners SBS, L.P.